# COMPANY OPERATING AGREEMENT
## -of-
# MARS COLONY, LLC

REV 1.1 – APPROVED BY THE BOD 8 AUGUST 2016 – EL

## Formation of Entity

BE IT RESOLVED this _1_ of _May_, 2016, the founding managers (hereafter referred to as the Board of Directors, or "BOD") hereby vote to establish Mars Colony, LLC ("the company") as a manager managed limited liability company registered in the State of Texas ("the state"), and governed by the laws of the state in accordance with Title 3, Chapter 101, Business Organizations Code.

## Purpose

The company is established for the purpose of manufacturing, producing, selling, and/or marketing alcoholic beverages, either directly or indirectly, and investing in related activities.

## Changes to the Company Operating Agreement

Changes to the company operating agreement, and/or amendments to the certificate of formation, are subject to affirmative two-thirds majority vote of the BOD.

## Membership and Management

### General Provisions

- Members, directors, and their spouses or domestic partners may not be convicted felons; persons convicted of prostitution, gambling, bookmaking, bootlegging, vagrancy, controlled substances, firearms, or deadly weapons offenses; persons convicted of a TABC criminal offense with a fine of $500 or more; persons having held a TABC permit in the last seven years which was suspended or cancelled; or persons otherwise prohibited from ownership interest and/or controlling interest in an alcoholic beverage manufacturer, in accordance with the regulations of the Texas Alcoholic Beverage Commission (TABC), and the Federal Alcohol Tobacco Tax and Trade Bureau (TTB).
- Pursuant to the Texas Alcoholic Beverage Code "tied house" laws, no member or director of the company may: have a direct or indirect financial interest in a distributor or retailer; be employed by, or become employed by, a distributor or retailer; exercise direct or indirect control over any distributor or retailer; engage in any activity or arrangement designed to circumvent these provisions, including but not limited to, entering into profit sharing arrangements with any other TABC permit holders; or be married to, or take up residence with, an individual or entity which cannot meet these same provisions.
- Members and directors must register with the TTB as bona-fide alcoholic beverage manufacturer permit holders, will be a named party in the company's TTB permit application(s), and are subject to personal liability for federal excise tax due by the company.

## Addition of Members

By affirmative majority vote of the BOD, membership may be granted to individuals or entities subject to the provisions of this operating agreement, receipt of a completed membership application packet, receipt of an executed membership agreement, and payment in full of any initial contribution required by the executed membership agreement.

## Cancellation

Should a member or director be in conflict with any membership and management provisions of this operating agreement, and fail to adequately cure the conflict within 10 days of notice in writing, the BOD shall have the authority to act to protect the interests of the company. By affirmative majority vote, the BOD may:

- Compel the immediate resignation of any director found to be in conflict with the membership and management provisions;
- Cancel the membership of the individual or entity found to be in conflict with the membership and management provisions, with prejudice, without going through the normal impeachment process, and without further obligation to the member;
- Compel an affidavit swearing to the forfeiture of ownership interest, control, and/or related claims.

The extent of the action taken when carrying out this provision is limited to the minimal action required in order to prevent the impending suspension and/or cancellation of licenses and/or permits held by the company, its affiliates, and/or its subsidiaries which are required to continue in the normal course of business.

## Impeachment

Subject to affirmative vote of members holding at least two-thirds ownership interest in the company, a member's ownership interest may be cancelled through an impeachment proceeding. Cash compensation (forced buy-out) shall be the only remedy available to a member subject to impeachment.

The full details of an impeachment proceeding, including current company valuation used in determining fair value of the member's ownership interests; formula of determining fair value of all ownership interests; how the transaction is to be executed and recorded; legitimate reason(s) cited for the impeachment; and the financial terms of the resulting settlement; must be disclosed in writing to all members on or before the date of the company meeting called for that purpose. If the member being impeached is also a director, the member may be removed as a director of the company at the same company meeting.

Full records pertaining to the impeachment proceeding and its outcome, whether successful or not, shall be kept in the company records at the company's registered office.

# Board of Directors

The board of directors shall have five managers:

- Eric Lowe: Board Chairman, CEO, and Director of Operations
- W. Cayce Rivers: Director of Sales, Marketing, and Finance

- Michael Simmons: Director of Production
- Jonathan Luers, Director at Large
- Eric Rivers, Director at Large

The board shall meet at least once per quarter, and on the first month of the quarter. A quorum may consist of four of the five directors. Should a matter requiring majority affirmative vote encounter a tie vote, the fifth director may elect to rule on the matter in writing following the meeting, and such ruling shall be equivalent to an in-person vote.

The chairman shall facilitate all board meetings, shall act as secretary, and shall be responsible for maintaining all required company records in accordance with the statutes at the company's registered office.

The director of operations is responsible for oversight of the day-to-day operation of the business.

The director of sales is responsible for oversight of revenue generating activities.

The director of finance is responsible for oversight of the company's book keeping, investment activities, and substantial financial transactions.

The director of marketing is responsible for oversight of the company's marketing activities and brand image.

The director of production is responsible for oversight of the company's R&D, product development, and production activities.

The directors at large are responsible for carrying out tasks assigned by the BOD.

The BOD shall, by a majority vote, approve large investment and financial transactions (over $2500), excluding usual and customary large transactions such as purchasing of packaging and ingredients.

# Ownership Interest

## General Provisions
- Except as provided explicitly within this agreement, initial ownership interest of each member shall be established by the terms of the signed membership agreement executed between the company and the member.
- Any action taken which results in ownership dilution of any members requires written notification to all members of the action being taken which results in dilution, the extent of the dilution, the reason(s) for the action, and affirmative vote of the BOD.
- Members of the company shall retain first right of refusal regarding any third-party business transaction which results in ownership dilution of any members. Reassignment transactions between members are exempted from this provision.
- Ownership interest in the company is a restricted security pursuant to the Texas Securities Act and SEC regulations. Sale or transfer of securities is fully subject to all applicable laws and regulations which govern such transactions.
- All fundamental business transactions shall be subject to affirmative vote of members holding at least two-thirds ownership interest in the company.

## Right of Assignment

- Subject to affirmative majority vote of the BOD, ownership interest may be transferred from one member to another member via agreement between the two members.
- Should the entirety of a member's ownership interest be reassigned, the individual or entity without remaining ownership interest shall immediately cease to be a member.
- Following the commencement of any reassignment transaction, the BOD must be notified in writing immediately regarding the full details of the transaction. Upon receipt of such notice, the chairman of the BOD shall update the company records to reflect the newly correct ownership interest of the members involved.
- Should a member become deceased or incapacitated, the BOD shall have the power to enter into contract with the estate or agent of that member for the purposes of reassigning the deceased or incapacitated member's ownership interest to one or more eligible person(s) and/or negotiate a cash buy-out.

## Allocation of Ownership Interest

- The founding members are: Eric Lowe, Jonathan Luers, W. Cayce Rivers, Eric Rivers, and Mike Simmons.
- The BOD has elected to adopt the "Pie Slicer" tool and the methodology explained in the e-Book "Slicing Pie" to assign ownership dynamically on a quarterly basis.
- Contributions in "Pie Slicer" are primarily cash contributed to equity, and hours of material participation at a salary rate set by the BOD.
- All members may add funds to the well, or withdraw unused funds from the well, entirely at their own discretion.
- Funds contributed to the well are not converted into members' equity until the BOD approves the use of the well funds, well funds have in fact been spent, and such funds have not been returned to the well account for a period exceeding 30 days.
- Material participation is defined as net hours contributed to the business less the proportion of hours paid at the full negotiated salary rate.
- The BOD will determine what other factors such as bonuses or unreimbursed expenses should be contributions in the "Pie Slicer" tool.
- Non-cash contributions are fully vested at the time of accrual for the founding members. Non-cash contributions of non-founding members are vested according to the schedule outlined in the individual member agreement.